PROSPECTUS SUPPLEMENT AUGUST 13, 2007
Filed pursuant to Rule 424(b)(7)

171,208 Shares of Common Stock

Prospectus Supplement
(to Prospectus dated March 16, 2006)

The selling stockholders identified in this prospectus supplement may offer and sell from time to time up to 171,208 shares of our common stock. These shares were issued to affiliates of the selling stockholders in connection with the acquisition of our Addison Whitney, MedConference and DialogCoach business units. We have agreed to pay the expenses of the offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol "VTIV." On August 7, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $36.65 per share. We advise you to obtain a current market quotation for our common stock.

Investing in our common stock involves risks. See the "Risk Factors" incorporated into the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2006.

Amount to be registered	171,208
Proposed maximum offering price	$36.44
Proposed aggregate offering price	$6,238,819.52
Amount of registration fee	$191.53

The proposed maximum and aggregate offering price of the common stock have been estimated in accordance with Rule 457 of the Securities Act based on the average high and low prices reported on the Nasdaq Global Select Market on August 7, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

August 13, 2007

TABLE OF CONTENTS

Prospectus Supplement

The Selling Stockholders                                                1
Plan Of Distribution                                            2
Subsequent Events                                            4
Legal Matters                                                4
Experts                                                   4
Where You Can Find More Information; Incorporation by Reference                   4

About This Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our common stock.

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

THE SELLING STOCKHOLDERS

The Common Stock

On November 3, 2006 we issued an aggregate of 75,108 shares of common stock to the predecessor of our MedConference business unit as partial consideration for the acquisition of substantially all of the assets of that predecessor.  On November 3, 2006 we issued an aggregate of 53,468 shares of common stock to the predecessor of our DialogCoach business unit as partial consideration for the acquisition of substantially all of the assets of that predecessor. On June 1, 2007 we issued an aggregate of 70,755 shares of common stock to the predecessor of our Addison Whitney business unit as partial consideration for the acquisition of substantially all of the assets of that predecessor. Such shares were issued pursuant to Section 4(2) of the Securities Act. Such shares were subsequently transferred by the selling entities to individuals who had preexisting equity interests in such selling entities. Certain such transferees are the selling stockholders named in this prospectus. Under the terms of the acquisitions, 128,756 of the shares offered hereby are subject to contractual prohibitions on resale until November 3, 2007.

Stock Ownership of Selling Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 13, 2007 by the selling stockholders.

The number of shares that may actually be sold by any selling stockholder will be determined by that selling stockholder. Any selling stockholder may sell some, all or none of these shares. We do not know how long any selling stockholder will hold the shares before selling them and, with the exception of the resale restrictions described above, we currently have no agreements, arrangements or understandings with any selling stockholder regarding the sale of any of the shares.

The table assumes that each selling stockholder sells as many shares as it can under this prospectus and that such selling shareholder has not acquired any additional shares between the date hereof and the termination of the offering. Where an (E) appears after the name of a selling stockholder, such selling stockholder is an employee of one of our business units listed above.

Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering(1)	Number of Shares of Common Stock to be Sold Under the Offering	Shares of Common Stock Beneficially Owned After the Offering
			Number	Percent
Elaine F. Dymond	21,226	21,226	0	0
William J. Smith	21,226	21,226	0	0
Bill Maxwell	33,796	33,796	0	0
Bob Maiden (E)	28,644	28,644	0	0
David Luce	2,548	2,548	0	0
Robert Esbensen (E)	1,062	1,062	0	0
Maria Caulfield (E)	1,062	1,062	0	0
Anthony K. Magnus (E)	1,062	1,062	0	0
Jim Miller	708	708	0	0
Brandon L. Krakowsky (E)	354	354	0	0
David Robinson (E)	265	265	0	0
Catherine A. Nilan	265	265	0	0
Denise Boschetti (E)	265	265	0	0
JoAnne Filiberto (E)	265	265	0	0
Amy L. Alderfer (E)	88	88	0	0
Michael Keck (E)	88	88	0	0
Howard Gong (E)	88	88	0	0
Mark Strasburg (E)	53	53	0	0
Justin Nazdrin	53	53	0	0
Lori A. Spellman (E)	53	53	0	0
Steven C. Blodgett	283	283	0	0
Randolph C. Blodgett Jr.	708	708	0	0
Richard & Diane Trout	1,416	1,416	0	0
Eric & Susan Hansen	283	283	0	0
Gary Baron	708	708	0	0
Paul Keogan	283	283	0	0
Calvin Schmidt	708	708	0	0
William J. Jacobs (E)	53,648	53,648	0	0
Total	171,208	171,208	0	0
________________

 * Less than one percent.

(1)  We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by each of the selling stockholders and the percentage ownership of the selling stockholders, we included any shares as to which each selling stockholder has sole or shared voting power or investment power, as well as any shares of our common stock subject to options, warrants or other derivative securities held by that selling stockholder that are currently exercisable or exercisable within 60 days after August 13, 2007. Without limitation, we have included all currently issued shares that are subject to unexpired limitations on resale.

Registration Rights

None of the selling stockholders have demand registration rights relating to our common stock.

PLAN OF DISTRIBUTION

Any selling stockholder may sell all or a portion of our common stock beneficially owned by it and offered hereby from time to time directly or through one or more broker-dealers or agents. This prospectus supplement does not contemplate a distribution of shares in a firm commitment underwriting. If the common stock is sold through broker-dealers, the selling stockholder will be responsible for agent's commissions. The common stock may be sold in one or more transactions at prevailing market prices at the time of the sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1)	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2)	in the over-the-counter market,

(3)	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether the options are listed on an options exchange or otherwise,

(5)	through the settlement of short sales,

(6)	through a combination of such methods of sale, or

(7)	through any other method permitted pursuant to applicable law.

If a selling stockholder effects such transactions by selling shares of common stock to or through broker-dealers or agents, such broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from that selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, a selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. A selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. A selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

A selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by that selling stockholder and, if that selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(7) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. A selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

A selling stockholder and any broker-dealer or agent participating in the sale of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Any person deemed to be an underwriter will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the stock purchase agreement, estimated to be approximately $5,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will be solely responsible for any discounts or selling commissions. We will indemnify each selling stockholder against liabilities, including some liabilities under the Securities Act or each selling stockholder will be entitled to contribution. We may be indemnified by each selling stockholder, severally and not jointly, against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by that selling stockholder specifically for use in this prospectus or we may be entitled to contribution. Each selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

Once sold under the registration statement which includes this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SUBSEQUENT EVENTS

None

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Akerman Senterfitt LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from inVentiv Health, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION BY REFERENCE

We file annual, quarterly and special reports with the Commission. Our Commission filings are available over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

We incorporate into this prospectus supplement by reference the following documents filed by us with the Commission, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus supplement:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2006
Description of our common stock contained in the Registration Statement on Form 10-12G and any amendment or report filed for the purpose of updating such description........	June 28, 1999, August 10, 1999, September 1, 1999, September 21, 1999 and September 22, 1999
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus supplement

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

inVentiv Health, Inc.

Vantage Court North

200 Cottontail Lane

Somerset, NJ 08873

Phone: (800) 416-0555

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus supplement and the accompanying prospectus may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the prospectus supplement and the accompanying prospectus, before making an investment decision.